SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Rio de Janeiro – August 3, 2012 – Petrobras today announced its consolidated results stated in millions of Reais, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB.

Consolidated net income attributable to the shareholders of Petrobras and EBITDA reached R$7,868 million and
R$27,120 million, respectively, in the first half of 2012.

The Company registered consolidated net loss of R$1,346 million in the second quarter of 2012.

Highlights

R$ million
					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011		2012	2011	2012 X 2011 (%)

(1,346)	9,214		10,943	Consolidated net income/(loss) attributable to the shareholders of Petrobras	7,868	21,928	(64)
2,579	2,676	(4)	2,607	Total domestic and international oil and natural gas production (mbbl/d)	2,628	2,618
10,599	16,521	(36)	15,909	EBITDA	27,120	31,764	(15)

The net loss reported in the second quarter of 2012 was mainly a result of exchange depreciation, but was also affected by other operating and economic conditions:

•         The depreciation of the Real against the U.S. Dollar significantly affected the net financial expenses due to our dollar-indexed debt as well as the dollar-related costs of the Company.

•         Higher expenses with write-offs of dry or sub-commercial wells, mainly drilled between 2009 and 2012, primarily located in areas of new frontiers.

•         Crude oil production decreased due to maintenance stoppages aiming to increase operational efficiency.

•         Higher lifting costs due to stoppages and expenses with the operational efficiency improvement program of mature fields, which benefits did not occur in this period.

•         The price of oil products sold in Brazil remained significantly lower than international prices, during greater part of this quarter, being partially adjusted on June, 25, 2012.

•         The oil products demand increased and was primarily met by realization of inventories purchased previously at higher costs and a higher percentage of oil products imports in the sales mix, mainly diesel.

•         The decrease in international prices at the end of the period generated inventory losses in the refineries outside of Brazil.

•         LNG imports increased in order to meet higher thermoelectric demand while electricity sales margins decreased due to the higher differences settlement price. The thermoelectric demand diminished at the end of the period.

Comments from the CEO

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

Petrobras posted a loss in the second quarter of 2012, chiefly due to a combination of the following factors: the substantial depreciation of the Real against the U.S. dollar, the extraordinary expenses from dry wells mainly drilled between 2009 and 2012, the lower oil export as a result of reduced oil output due to scheduled stoppages to improve operational efficiency and safety, and the mismatch between domestic and international oil product prices.

We are doing everything possible to resume profitability. Since I was appointed CEO of Petrobras five months ago, I have been reiterating our commitment to international price parity. As part of our oil product adjustment policy in Brazil, we recently announced two price increases: 3.94% for diesel and 7.83% for gasoline as of June 25, and another 6% for diesel as of July 16. These increases are necessary to ensure the financial feasibility of our Business and Management Plan, enabling us to preserve our leverage limits and guarantee our profitability.

The new Plan focuses on oil and gas production in Brazil and is underpinned by realism, precise targets  and rigorous project management with capital discipline. Since its publication, we have made advances with several important issues. Recent examples include the signature of contracts for the construction of drilling rigs and pre-salt replicant platform topsides. The Brazilian shipyards have also made progress, exemplified by the successful deck mating of the P-55 platform in the Navy Complex of Rio Grande and the definition of Estaleiro Atlântico Sul’s new technological partner. We will also continue with our efforts to recover the operational efficiency of the Campos Basin and optimize operating costs, two essential vectors for ensuring better results.

Two new systems are scheduled to begin operations in the second half of 2012: Cidade de Anchieta, with a capacity of 100,000 bbl/d (Baleia Azul) and Cidade de Itajaí, with a capacity of 80,000 mil bbl/d (Baúna & Piracaba), both of which, together with the start-up of new wells in other systems, will help us to increase production and reach our 2012 targets.

On the refining front, we have achieved excellent levels of operational efficiency, accompanied by new processing records. We continued to upgrade our infrastructure and the Refinaria Presidente Getúlio Vargas (Repar) coking unit will begin operating at full capacity in August, increasing the diesel production.

Finally, I would like to reaffirm my firm confidence in Petrobras’ privileged position in the oil and gas sector. Our reserves, expertise, highly qualified personnel, investments and track record of overcoming challenges will lift our Company to levels of excellence that will generate consistent returns for our shareholders.

2

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011		2012	2011	2012 X 2011 (%)

68,047	66,134	3	61,007	Sales revenues	134,181	115,365	16
16,015	20,244	(21)	19,975	Gross profit	36,259	39,864	(9)
5,282	11,771	(55)	11,882	Net income before financial results and income taxes	17,053	24,200	(30)
(6,407)	465		2,901	Financial income (expenses), net	(5,942)	4,949
(1,346)	9,214		10,943	Consolidated net income/(loss) attributable to the shareholders of Petrobras	7,868	21,928	(64)
(0.11)	0.71		0.84	Basic and diluted earnings per share [1]	0.60	1.68	(64)
242,900	311,659	(22)	328,245	Market capitalization (Parent Company)	242,900	328,245	(26)

24	31	(7)	33	Gross margin (%)	27	35	(8)
8	18	(10)	19	Operating margin (%) [2]	13	21	(8)
(2)	14	(16)	18	Net margin (%)	6	19	(13)
10,599	16,521	(36)	15,909	EBITDA – R$ million [3]	27,120	31,764	(15)

				Net income by business segment (in millions of Reais)
10,673	12,444	(14)	10,594	. Exploration & Production	23,117	19,920	16
(7,030)	(4,599)	53	(2,280)	. Refining, Transportation and Marketing	(11,629)	(2,374)
86	707	(88)	748	. Gas & Power	793	1,266	(37)
(113)	(44)		(37)	. Biofuel	(157)	(49)
472	364	30	234	. Distribution	836	606	38
42	990	(96)	605	. International	1,032	1,441	(28)
(5,329)	(340)		1,250	. Corporate	(5,669)	2,129

20,653	18,020	15	16,133	Capital expenditures and investments (in millions of Reais)	38,673	32,004	21
108.19	118.49	(9)	117.36	Brent crude (US$/bbl)	113.34	111.16	2
1.96	1.77	11	1.60	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.87	1.63	14
2.02	1.82	11	1.56	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.02	1.56	29
8.87	10.30	(1)	11.92	Selic interest rate - average (%)	9.59	11.57	(2)

				Average price indicators
180.83	176.72	2	167.15	Domestic basic oil product prices (R$/bbl)	178.80	165.51	8
				Sales price - Brazil
104.29	111.56	(7)	108.97	. Crude oil (U.S. dollars/bbl) [4]	108.01	101.49	6
47.77	52.12	(8)	52.82	. Natural gas (U.S. dollars/bbl) [5]	49.88	51.67	(3)
				Sales price - International
93.48	99.99	(7)	91.09	. Crude oil (U.S. dollars/bbl)	96.98	89.08	9
20.34	20.15	1	15.32	. Natural gas (U.S. dollars/bbl)	20.25	15.84	28

The information of the second quarter of 2011 were adjusted by the adoption of the accounting practice under CPC 19 (R1), which allows the use of the equity method for evaluating and reporting investments in jointly controlled entities, from the fourth quarter of 2011 on. Despite the CPC 19 (R1) adoption have generated changes in assets, liabilities, revenues and expenses accounts and also in financial indicators, there was no effect on net income and on shareholders’ equity attributable to the shareholders of Petrobras.

_______________________

     1    Basic and diluted earnings per share calculated based on the weighed average number of shares.

     2    Calculated based on net income before financial results and income taxes.

     3    Income before financial income (expenses), net, equity in earnings of investments and depreciation, depletion and amortization.

     4    Average exports and of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

     5    As of September 2011, we have factored in natural gas realization prices.

3

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

2Q-2012 x 1Q-2012 Results:

Gross Profit

Gross profit reached R$16,015 million in the second quarter of 2012, a 21% decrease compared to the R$20,244 million in the first quarter of 2012, mainly due to:

 Sales revenues, which increased by 3% to R$68,047 million in the second quarter of 2012 compared to R$66,134 million in the first quarter of 2012, reflecting:

•    The 4% increase of domestic demand, mainly diesel and natural gas, partially offset by lower oil exports due to the higher feedstock processed by the refineries and to the lower oil production.

•    The impact of the depreciation of the Real against the U.S. dollar on export prices and on domestic oil products sales indexed to international prices, partially offset by lower international Brent crude oil (9%) and oil product prices.

 Cost of sales, which increased 13% to R$52,032 million in the second quarter of 2012 compared to R$45,890 million in the first quarter of 2012, due to the increase of the domestic sales volume (4%), which was met mainly by imports, primarily diesel and LNG, by the realization of inventories purchased previously at higher costs and by the exchange variation effects on imports and on production taxes.

Net income before financial results and income taxes

Net income before financial results and income taxes decreased by 55% to R$5,282 million in the second quarter of 2012 compared to R$11,771 million in the first quarter of 2012, due to the lower gross profit and to the increase of exploration costs (R$2,405 million), mainly as a result of the higher write-offs of dry or sub-commercial wells, mainly drilled between 2009 and 2012  at higher costs primarily located in areas of new exploratory frontiers, besides the estimated losses for marking-to-market the inventories of refineries outside of Brazil(R$509 million), due to lower international prices.

Financial Income (Expenses), Net

Net financial expense of R$6,407 million in the second quarter of 2012, due to the impact of a 10.9% depreciation of the Real against the U.S. dollar on our debt, compared to a net financial income of R$465 million in the first quarter of 2012.

Consolidated net income/(loss) attributable to the shareholders of Petrobras

Consolidated net loss attributable to the shareholders of Petrobras reached R$1,346 million in the second quarter of 2012, reflecting higher financial expenses and lower net income before financial results and income taxes.

4

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1H-2012 x 1H-2011 Results:

Gross Profit

Gross profit reached R$36,259 million in the first half of 2012, a 9% decrease compared to R$39,864 million in the first half of 2011, mainly due to:

  Sales revenues, which increased by 16% to R$134,181 million in the first half of 2012 compared to R$115,365 million in the first half of 2011, reflecting:

•    Higher export prices and of domestic oil products indexed to international prices (Brent 2%), as well as exchange variation effects (14%);

•    The 8% increase of domestic demand, mainly gasoline (20%), reflecting its higher competitive advantage compared to ethanol, and of diesel (7%) and jet fuel (9%);

•    Increase in the domestic prices of gasoline and diesel of 10% and 2%, respectively, in November 2011.

  Cost of sales, which increased by 30% to R$97,922 million in the first half of 2012 compared to R$75,501 million in the first half of 2011, due to:

•    Increase of 8% in the domestic oil products sales volume, which were met mainly by imports;

•    The impact of higher international prices and exchange variation effects on crude oil imports, oil products imports and production taxes;

•    Higher depreciation, depletion and amortization costs due to the operational start-up of new plants.

Net income before financial results and income taxes

Net income before financial results and income taxes decreased by 30% to R$17,053 million in the first half of 2012 compared to R$24,200 million in the first half of 2011, due to the lower gross profit and to the 23% increase in operating expenses, mainly as a result of:

•   Higher selling expenses (R$466 million), due to increased freight costs generated by higher sales volume and also by higher personnel expenses arising out of the Collective Bargaining Agreement for 2011;

•   Increased administrative and general expenses (R$639 million), generated by higher personnel expenses arose from the Collective Bargaining Agreement for 2011, by increased workforce and by increased expenses with third-party technical services;

•   Higher exploration costs (R$2,286 million), due to higher write-offs of dry or sub-commercial wells, mainly drilled between 2009 and 2012 at higher costs, primarily located in areas of new exploratory frontiers.

Financial Income (Expenses), Net

Net financial expense of R$5,942 million in the first half of 2012, due to the impact of a 7.8% depreciation of the Real against the U.S. dollar on our debt, compared to a net financial income of R$4,949 million in the first half of 2011 due to the impact of a 6.3% appreciation of the Real against the U.S. dollar.

Consolidated net income/(loss) attributable to the shareholders of Petrobras

Consolidated net income attributable to the shareholders of Petrobras reached R$7,868 million in the first half of 2012, a 64% decrease compared to R$21,928 million in the first half of 2011, reflecting higher financial expenses and lower net income before financial results and income taxes.

5

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

In the computation of the results by business segment, transactions carried out with third parties and the transfers between the business departments are considered and they are valued by internal transfer prices defined between the departments using calculation methodologies based on market parameters.

EXPLORATION & PRODUCTION

				(R$ million)	For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Net Income	2012	2011	2012 X 2011 (%)

10,673	12,444	(14)	10,594		23,117	19,920	16

(2Q-2012 x 1Q-2012):The decreased net income was due to the lower oil production volume, to the increased costs with well maintenance and interventions, with platform lease costs, with depreciation, amortization and depletion of equipment and also due to higher write-offs of dry or sub-commercial wells, mainly drilled between 2009 and 2012, at higher costs, primarily located in areas of new exploratory frontiers, partially offset by increased domestic oil sale/transfer prices reflecting the exchange depreciation.

The spread between the average domestic oil sale/transfer price and the average Brent price diminished from U.S.$6.93/bbl in the first quarter of 2012 to U.S.$3.90/bbl in the second quarter of 2012.

(1H-2012 X 1H-2011): The increase in the net income from Exploration & Production for the first half of 2012 compared to the first half of 2011 was primarily due to higher domestic oil sales/transfer prices, reflecting the international prices and the exchange depreciation.

These effects were partially offset by increased production taxes and by higher write-offs of dry or sub-commercial wells, mainly drilled between 2009 and 2012, at higher costs, primarily located in areas of new exploratory frontiers.

The spread between the average domestic oil sale/transfer price and the average Brent price diminished from U.S.$ 9.67/bbl in the first half of 2011 to U.S.$ 5.33/bbl in the first half of 2012.

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Exploration & Production - Brazil (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

1,970	2,066	(5)	2,018	Crude oil and NGLs	2,018	2,031	(1)
362	364	(1)	354	Natural gas [6]	363	348	4
2,332	2,430	(4)	2,372	Total	2,381	2,379

(2Q-2012 x 1Q-2012): Crude oil and NGL production decreased 5% (-96 mbpd) in the period mainly due to operating stoppages (-54 mbpd), to the increase of other operating losses (-18 mbpd) and to the interruption of production at Frade (-15 mbpd). The decline of the potential of prior systems has been maintained according to the expectations.

(1H-2012 X 1H-2011): Natural gas production increased in the period due to the production start-up of Uruguá, Mexilhão and Lula fields and to the restart of production at the Lagosta well.

___________

(*)  Not revised.

6    Does not include LNG. Includes reinjected gas.

6

FINANCIAL HIGHLIGHTS

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Lifting Cost - Brazil (*)	2012	2011	2012 X 2011 (%)
				U.S.$/barrel:
13.40	12.98	3	13.12	Excluding production taxes	13.19	12.26	8
32.16	35.68	(10)	35.00	Including production taxes	33.96	32.75	4

				R$/barrel:
26.63	22.70	17	20.93	Excluding production taxes	24.62	19.97	23
65.11	61.73	5	55.14	Including production taxes	63.38	52.91	20

Lifting Cost - Excluding production taxes – U.S.$/barrel

(2Q-2012 x 1Q-2012): Our unit lifting cost in Brazil, in U.S.$/barrel, excluding production taxes, increased by 3% in the second quarter of 2012 compared to the first quarter of 2012. Excluding the impact of exchange variation effects, our unit lifting cost in Brazil, excluding production taxes, increased by 10% in the period due to the higher number of well maintenances and interventions in Marlim, Albacora, Roncador and Marimbá fields.

(1H-2012 X 1H-2011): Our unit lifting cost in Brazil, in U.S.$/barrel, excluding production taxes, increased by 8% in the first half of 2012 compared to the first half of 2011. Apart from the impact of exchange variation effects, our unit lifting cost in Brazil, excluding production taxes, increased by 18% in the period due to increased operational costs generated by higher water volumes associated with oil production, to higher water injection, to the higher number of maintenances and interventions in wells in Marlim, Albacora, Albacora Leste, Marlim Leste, Marlim Sul and Roncador fields, to the higher initial unit costs of the new production systems at the Lula, Uruguá, Mexilhão and Parque das Baleias fields as well as to the salary increases arose from the Collective Bargaining Agreement for 2011.

Lifting Cost - Including production taxes – U.S.$/barrel

(2Q-2012 x 1Q-2012): Our unit lifting cost in Brazil, in U.S.$/barrel, including production taxes, decreased by 10% in the second quarter of 2012 compared to the first quarter of 2012. Excluding the impact of exchange variation effects, our unit lifting cost in Brazil, including production taxes, decreased by 7% in the period due to the variation of the average reference price for domestic oil, indexed to international prices.

(1H-2012 X 1H-2011): Our unit lifting cost in Brazil, in U.S.$/barrel, including production taxes, increased by 4% in the first half of 2012 compared to the first half of 2011. Excluding the impact of exchange variation effects, our unit lifting cost in Brazil, including production taxes, increased by 8% in the period, mainly as a result of the increase in the reference price for domestic oil, reflecting higher international prices.

__________________________

(*)  Not revised.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

				(R$ million)	For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Net Income	2012	2011	2012 X 2011 (%)

(7,030)	(4,599)		(2,280)		(11,629)	(2,374)

(2Q-2012 x 1Q-2012): The higher oil acquisition/transfer costs and increased costs with oil products imports, reflecting the exchange depreciation, and the decreased results from investments in the petrochemical sector, generated by the impact of exchange variation effects on debt, were partially offset by increased average sales prices and higher oil product production.

(1H-2012 X 1H-2011): The net loss for our RTM segment in the first half of 2012 compared to the first half of 2011 was attributable to higher oil acquisition/transfer costs and increased costs with oil products imports, reflecting the exchange depreciation, the higher international prices and the greater participation of the oil products imports in the sales mix.

These effects were partially offset by higher oil products sales prices (domestic and exports) and increased oil products production.

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Imports and Exports of Crude Oil and Oil Products (mbbl/d)(*)	2012	2011	2012 X 2011 (%)

341	358	(5)	347	Crude oil imports	349	376	(7)
383	406	(6)	374	Oil product imports	395	326	21
724	764	(5)	721	Imports of crude oil and oil products	744	702	6
351	497	(29)	480	Crude oil exports [7]	424	447	(5)
203	217	(6)	223	Oil product exports	210	221	(5)
554	714	(22)	703	Exports of crude oil and oil products [8]	634	668	(5)
(170)	(50)	240	(18)	Exports (imports) net of crude oil and oil products	(110)	(34)	224
7	6	17		Other exports	6

(2Q-2012 x 1Q-2012): Lower crude oil imports in the second quarter of 2012 compared to the first quarter of 2012, when the inventories were increased to support the maintenance of the logistic structure in São Paulo region.

Decreased oil products imports, due to the increased production of diesel and gasoline at the refineries and to the realization of inventories produced in the first quarter of 2012.

Lower crude oil exports, mainly a result of lower oil production and to the increased feedstock processed at the refineries.

Decreased oil product exports in order to meet the increased domestic demand.

(1H-2012 X 1H-2011): Higher diesel and gasoline imports to meet the higher demand.

Lower exports due to higher feedstock processed and to the decreased crude oil production in the period.

Lower crude oil imports in the first half of 2012 compared to the first half of 2011 when an increase of inventory levels was necessary.

________________________________________________

(*) Not revised.

7    Includes crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

8    From the first quarter of 2012 on, retroactively to 2011 for comparison purposes, it has been considered only the delivered volumes to third parties.

FINANCIAL HIGHLIGHTS

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Refining Operations (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

2,008	1,942	3	1,869	Output of oil products	1,975	1,873	5
2,013	2,013		2,007	Installed capacity [9]	2,013	2,007
96	94	2	92	Utilization (%)	95	92	3
1,927	1,884	2	1,837	Feedstock processed - Brazil	1,905	1,845	3
82	81	1	81	Domestic crude oil as % of total feedstock processed	82	81	1

(2T-2012 x 1T-2012): The daily feedstock processed increased mainly due to the improved operational performance of RLAM, REDUC and REGAP refineries. Record feedstock processing, of 2,010 mpbd, was achieved in June.

(1H-2012 X 1H-2011): The daily feedstock processed increased in the first half of 2012 compared to the first half of 2011 due to the increased usage of distillation units generated by the lower maintenance scheduled stoppages compared to 2011.

It is also important to mention the significant increase of oil products production, mainly middle distillates, motivated by higher feedstock processed, maximum utilization of conversion and quality units and reduction of operational gaps, as well as the increase of gasoline production due to the inclusion of high octane streams.

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Refining Cost - Brazil (*)	2012	2011	2012 X 2011 (%)

3.91	4.27	(8)	5.48	Refining cost (U.S.$/barrel)	4.09	5.01	(18)

7.68	7.54	2	8.78	Refining cost (R$/barrel)	7.61	8.18	(7)

(2Q-2012 x 1Q-2012): Our refining cost in Brazil, in U.S.$/barrel, decreased by 8% in the second quarter of 2012 compared to the first quarter of 2012 due to the exchange depreciation. In R$/barrel, our refining costs in Brazil increased by 2% due to the higher expenses with maintenance scheduled stoppages in units that have no direct effect on the feedstock processed such as catalytic reforming units, sulfur recovery units and boilers.

(1H-2012 X 1H-2011): Our refining cost in Brazil, in U.S.$/barrel, decreased by 18% in the first half of 2012 compared to the first half of 2011 due to the exchange variation effects. In R$/barrel, our refining costs in Brazil decreased by 7% due to the lower expenses with scheduled stoppages, partially offset by increased maintenance and repair expenses and personnel expenses arose from the Collective Bargaining Agreement for 2011.

(*)    Not revised.

9      As registered by the National Petroleum, Gas and Biofuel Agency (ANP).

FINANCIAL HIGHLIGHTS

GAS & POWER

2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Net Income	2012	2011	2012 X 2011 (%)

86	707	(88)	748		793	1,266	(37)

(2Q-2012 x 1Q-2012): The decrease in net income for our Gas & Power segment in the second quarter of 2012 compared to the first quarter of 2012 was due to:

•higher LNG participation in the sales mix to meet increased demand, mainly for thermoelectric generation;

•higher natural gas and LNG import costs generated by the exchange depreciation;

•decreased electricity trade margins, due to increased purchase costs at the spot market (differences settlement price), reflecting the lower water reservoir levels at hydroelectric plants.

(1H-2012 x 1H-2011): The decrease in the net income for our Gas & Power segment for the first half of 2012 compared to the first half of 2011 is mainly due to the lower margins of natural gas sales due to exchange variation effects on imports costs and the higher participation of LNG in the sales mix to meet the increase of thermoelectric demand.

These effects were partially offset by an increase on the average natural gas sales prices and by higher electricity export prices along with higher electricity sales resulting from lower water reservoir levels at the hydroelectric power plants.

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Physical and Financial Indicators (*)	2012	2011	2012 X 2011 (%)
2,092	2,315	(10)	2,008	Sales of electricity (contracts) - MW average	2,204	1,991	11
2,636	862	206	626	Generation of electricity - MW average	1,749	699	150
161	59	173	20	Differences settlement price - R$/MWh [10]	103	27	281
79	14	464	15	Imports of LNG (mbbl/d)	46	11	318
170	167	2	162	Imports of Gas (mbbl/d)	167	165	1

(2Q-2012 x 1Q-2012): The decrease of 10% in sales of electricity was due to the sales in advance occurred in the first quarter of 2012.

The increase in the electricity generation (206%) and in the differences settlement price (price of power in the spot market – 173%) is due to unfavorable rainfall forecasts from March on with expectations of a dry period, generating dispatch of thermal plants to ensure the water reservoir levels.

Increase of LNG imports (464%) and of Bolivian gas imports (2%) to meet higher thermoelectric demand, mainly in the South and Southeast regions of Brazil.

(1H-2012 x 1H-2011): The 11% increase in sales of electricity was attributable to the increased additional sales due to the higher proved capacity available.

The increase in the electricity generation was attributable to higher dispatch of thermal plants by the National Electricity System Operator (Operador Nacional do Sistema Elétrico - ONS) motivated by lower rainfall levels.

The increase in the differences settlement price (price of power in the spot market) was due to the lower water reservoir levels at the hydroelectric power plants, mainly at the beginning of 2012.

Higher LNG imports to meet the thermoelectric demand in the South and Southeast regions of Brazil.

_______________________

(*)    Not revised.

10    Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

				(R$ million)	For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Net Income	2012	2011	2012 X 2011 (%)

(113)	(44)		(37)		(157)	(49)

(2Q-2012 x 1Q-2012): The net loss was due to lower biofuel sales margins, as a result of lower auction prices (10%) and the increased research and development expenses regarding second-generation ethanol, as well as the lower results from investments in the ethanol sector, motivated by lower ethanol sales (35%), higher production unit costs and the effects of the decrease on biological assets’ value along with the exchange depreciation.

(1H-2012 x 1H-2011): Changes occurred in auction rules in the last quarter of 2011 improved biodiesel operations margins in 2012. These effects were more than offset by losses in ethanol invested companies due to lower volumes and prices (20% in anhydrous), higher costs related to the lower productivity of sugarcane caused by climatic changes, besides the effects of the decrease on biological assets’ value and the exchange depreciation, along with the increase on research and development expenses related to second-generation ethanol.

DISTRIBUTION

				(R$ million)	For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Net Income	2012	2011	2012 X 2011 (%)

472	364	30	234		836	606	38

(2Q-2012 x 1Q-2012): The increase in the net income from the Distribution segment in the period was mainly due to the 11% increase on sales margins, reflecting the realization of inventories purchased previously at lower costs and a 1% increase in sales volume.

(1H-2012 x 1H-2011): The increase in the net income for our Distribution segment in the first half of 2012 compared to the first half of 2011 was mainly due to a 12% increase in gross margins resulting from the realization, mainly in the second quarter of 2012, of inventories purchased previously at lower costs and a 3% increase in sales volume.

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011		2012	2011	2012 X 2011 (%)
37.6%	38.5%	(1)	39.0%	Market Share (*)	38.1%	39.0%	(1)

(*)

(*)    Not revised.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

				(R$ million)	For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Net Income	2012	2011	2012 X 2011 (%)

42	990	(96)	605		1,032	1,441	(28)

(2Q-2012 x 1Q-2012): The lower commodities prices in the second quarter of 2012 generated allowances for marking inventory to market value (R$509 million) in the United States and Japan and reduction of gross profit (R$172 million). These effects, along with the additional value provided for the Pasadena agreement (R$140 million) affected the result of this quarter. There were also lower sales volumes, due to the lower participation on production in the Akpo Field (Nigeria), due to the end of the cost oil recovery period, according to the production-sharing agreement.

(1H-2012 x 1H-2011): The decrease in the net income for our International segment in the first half of 2012 compared to the first half of 2011 was due primarily to higher Tax Oil charges in Nigeria (R$521 million) and allowances for marking inventory to market value (R$455 million), partially offset by an increase in sales prices, which have improved gross margins (R$702 million).

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Exploration & Production - International (mbbl/d) 11 (*)	2012	2011	2012 X 2011 (%)

				Consolidated international production
143	141	1	133[12]	Crude oil and NGLs	142	137[12]	4
97	98	(1)	94	Natural gas	98	94	4
240	239		227[12]	Total	240	231[12]	4
7	7		8	Non-consolidated international production	7	8	(13)
247	246		235[12]	Total international production	247	239[12]	3

(2Q-2012 x 1Q-2012): Increased crude oil and NGL production due to the production start-up of Cascade field in February 2012 in the United States, partially offset by the lower participation on production in the Akpo Field (Nigeria), due to the end of the cost oil recovery period in February 2012, according to the production-sharing agreement.

Natural gas production remained relatively flat during the period.

(1H-2012 x 1H-2011):International consolidated crude oil and NGL production increased due to the production start-up of the Cascade field in the United States (USA) in February 2012, to the restarting of operations at the Coulomb field (USA) in October 2011, as decided by the operator of the field, Shell, and to the production start-up of a new well in the Cottonwood field (USA). These effects were partially offset by the production decline in the Agbami field in Nigeria.

Natural gas production increased in the first half of 2012 due to the performances of Coulomb and Cottonwood fields, as mentioned above, and also due to the increase in Bolivia due to higher gas sales to Brazil and to the production start-up of the Itaú field in February 2011, as well as the increase in Argentina due to the production start-up of new wells in the Neuquén field and of the operations of the Estância Água Fresca plant in the Austral and Neuquina basins.

(*)    Not revised.

11    Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

12    Changes occurred due to revisions on Nigeria.

FINANCIAL HIGHLIGHTS

						For the first half of
2Q-2012	1Q-2012		2Q12 X 1Q12 (%)	2Q-2011	Lifting Cost - International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)

8.86	7.47	[13]	19	7.31		8.17	6.48	26

(2Q-2012 x 1Q-2012): Increased costs in the United States due to the production start-up of Cascade field from February 2012 on.	(1H-2012 x 1H-2011): The increase in our international lifting cost was due to the production start-up in the Cascade field (USA) from February 2012 on and also to contractual price adjustments of third-party services as well as increased well interventions and maintenances in Argentina.

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Refining Operations - International (mbbl/d) (*)	2012	2011	2012 X 2011 (%)

186	192	(3)	181	Feedstock processed	189	190	(1)
199	209	(5)	194	Output of oil products	204	203
231	231		231	Installed capacity	231	231
71	75	(4)	68	Utilization (%)	73	67	6

(2Q-2012 x 1Q-2012): Lower feedstock processed, output of oil products and nominal capacity utilization, due to 27 days of scheduled stoppage in Okinawa Refinery in Japan in April 2012 and also to the decreased feedstock processed in June 2012 caused by hurricanes.

(1H-2012 x 1H-2011): Decrease in the feedstock processed due to the sale of the San Lorenzo Refinery in Argentina in May 2011, partially offset by the higher feedstock processed in Japan to meet the higher local demand (after the earthquake occurred in March 2011) and by the increase in output in the Pasadena Refinery (USA) due to scheduled stoppages in the fluid catalytic cracking unit between March 2011 and May 2011.

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011	Refining Cost - International (U.S.$/barrel) (*)	2012	2011	2012 X 2011 (%)

3.84	3.27	17	5.70		3.55	5.24	(32)

(2Q-2012 x 1Q-2012): Increase of the international refining cost in the period due to the higher third-party services expenses in Okinawa Refinery in Japan as a result of a 27 days scheduled stoppage in April 2012, as well as the third-party services contractual price adjustment in the United States.

(1H-2012 x 1H-2011): International refining cost decreased in the first half of 2012 compared to the first half of 2011 due to lower stoppages expenses in the Pasadena Refinery (USA), partially offset by higher expenses in the Okinawa Refinery in Japan due to the scheduled stoppage in April 2012.

(*)    Not revised.

13    Changes occurred due to revisions in the United States.

FINANCIAL HIGHLIGHTS

Sales Volumes (mbbl/d) (*)
					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011		2012	2011	2012 X 2011 (%)
914	864	6	871	Diesel	889	834	7
557	545	2	481	Gasoline	551	460	20
77	75	3	81	Fuel oil	76	83	(8)
162	173	(6)	172	Naphtha	168	162	4
228	214	7	227	LPG	221	218	1
107	106	1	98	Jet fuel	107	98	9
192	191	1	188	Other	192	188	2
2,237	2,168	3	2,118	Total oil products	2,204	2,043	8
75	80	(6)	82	Ethanol and other products	78	84	(7)
355	323	10	303	Natural gas	339	293	16
2,667	2,571	4	2,503	Total domestic market	2,621	2,420	8
562	720	(22)	694	Exports	641	667	(4)
518	470	10	501	International sales	494	528	(6)
1,080	1,190	(9)	1,195	Total international market	1,135	1,195	(5)
3,747	3,761		3,698	Total	3,756	3,615	4

Our domestic sales volumes increased 8% in the first half of 2012 compared to the first half of 2011, primarily due to:

•	Diesel (increase of 7%) – The increase in diesel sales was primarily due to growth in the retail sector, responsible for 5% of the increase;
•

Gasoline (increase of 20%) – The increase in gasoline sales volumes was due to a significant increase in the automotive flex-fuel fleet, to competitive gasoline prices compared to ethanol prices in most Brazilian federal states and to the reduction of the hydrated ethanol contents of Type C gasoline (from 25% to 20%) from October 2011 on;

•	Fuel oil (decrease of 8%) – The decrease in fuel oil sales was due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector;
•	Jet fuel (increase of 9%) - The increase in jet fuel sales was due to growth in aviation sector;
•	Natural gas (increase of 16%) – The increase in natural gas sales was due to higher industrial activity, growth of the Brazilian economy and partial replacement of fuel oil.

(*)    Not revised.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents

On June 30, 2012, we had cash and cash equivalents of R$26,318 million compared to R$35,747 million at December 31, 2011.

Net cash provided by operating activities decreased from R$26,755 million in the first half of 2011 to R$26,100 million in the first half of 2012, primarily due to the effects of higher international prices and the exchange variation effects on production taxes and on crude oil and oil products imports that also had the volumes increased in the period.

Net cash used in investing activities increased from R$28,184 million in the first half of 2011 to R$37,494 million in the first half of 2012, primarily due to the capital expenditures and investments in business segments, the greater part of which invested in Exploration & Production (R$19,741 million) and Refining, Transportation and Marketing (R$11,874 million) activities.

Net cash provided in financing activities decreased from R$6,610 million in the first half of 2011 to R$992 million in the first half of 2012 due to the higher repayment of debts in the first half of 2012.

Our adjusted cash and cash equivalents14 reached R$45,947 million on June 30, 2012, which includes government securities with maturity of more than 90 days of R$19,629 million, 17% higher compared to R$16,785 million on December 31, 2011.

	R$ million

	06.30.2012	12.31.2011
Cash and cash equivalents	26,318	35,747
Government securities	19,629	16,785
Adjusted cash and cash equivalents [14]	45,947	52,532

_____________________________

14    Our adjusted cash and cash equivalents are not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS.  Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

15

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

R$ million
	For the first half of
	2012	%	2011	%	Δ%

Exploration & Production	20,430	53	14,795	46	38
Refining, Transportation and Marketing	13,259	34	12,255	38	8
Gas & Power	1,683	5	1,825	6	(8)
International	1,903	5	1,877	6	1
Exploration & Production	1,757	92	1,606	86	9
Refining, Transportation and Marketing	97	6	192	10	(49)
Gas & Power	3		44	2	(93)
Distribution	43	2	26	1	65
Other	3		9	0	(67)
Distribution	543	1	466	1	17
Biofuel	33		236	1	(86)
Corporate	822	2	550	2	49
Total capital expenditures and investments	38,673	100	32,004	100	21

In line with its strategic objectives, Petrobras operates through joint ventures with other companies, in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

Currently the Company is a member of 93 consortiums in Brazil, of which it operates 66. Petrobras is a member of 141 partnerships abroad, of which it operates 84.

In the first half of 2012, we invested an amount of R$38,673 million, which were primarily directed toward increasing production, modernizing and expanding our refineries, as well as integration and expansion of our pipeline transportation and distribution systems.

16

FINANCIAL HIGHLIGHTS

Consolidated debt

	R$ million

	06.30.2012	12.31.2011	Δ%
Current debt [15]	17,611	18,966	(7)
Long-term debt [16]	161,564	136,588	18
Total	179,175	155,554	15
Cash and cash equivalents	26,318	35,747	(26)
Government securities (maturity of more than 90 days)	19,629	16,785	17
Adjusted cash and cash equivalents	45,947	52,532	(13)
Net debt [17]	133,228	103,022	29
Net debt/(net debt+shareholders' equity)	28%	24%	4
Total net liabilities [18]	582,081	546,618	6
Capital structure
(Net third parties capital / total net liabilities)	42%	39%	3
Net debt/EBITDA ratio	2.46	1.66	48

	US$ million

	06.30.2012	12.31.2011	Δ%
Current debt	8,713	10,111	(14)
Long-term debt	79,931	72,816	10
Total	88,644	82,927	7
Net debt	65,912	54,922	20

The net debt of the Petrobras System in Reais increased by 29% over December 31, 2011, due to the raising of long-term funding, to the lower cash and cash equivalents and to the impact of a 7.8% depreciation of the Real against the U.S. dollar.

------------------------------------------------------------------------

15    Includes Capital lease obligations (R$46 million on June 30, 2012 and R$82 million on December 31, 2011).

16    Includes Capital lease obligations (R$ 195 million on June 30, 2012 and R$183 million on December 31, 2011).

17    Our  net debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

18    Total liabilities net of cash and cash equivalents/financial investments.

17

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement – Consolidated

R$ million

2Q-2012	1Q-2012	2Q-2011		2012	2011

68,047	66,134	61,007	Sales revenues	134,181	115,365
(52,032)	(45,890)	(41,032)	Cost of sales	(97,922)	(75,501)
16,015	20,244	19,975	Gross profit	36,259	39,864
			Income (expenses)
(2,349)	(2,353)	(2,152)	Selling expenses	(4,702)	(4,236)
(2,496)	(2,200)	(2,109)	Administrative and general expenses	(4,696)	(4,057)
(3,416)	(1,011)	(1,199)	Exploration costs	(4,427)	(2,141)
(431)	(518)	(526)	Research and development expenses	(949)	(1,019)
(170)	(148)	(110)	Taxes	(318)	(354)
(1,871)	(2,243)	(1,997)	Other operating income and expenses, net	(4,114)	(3,857)
(10,733)	(8,473)	(8,093)		(19,206)	(15,664)
5,282	11,771	11,882	Net income before financial results and income taxes	17,053	24,200
1,638	1,196	1,798	Financial income	2,834	3,564
(872)	(865)	(291)	Financial expense	(1,737)	(967)
(7,173)	134	1,394	Monetary and exchange variation	(7,039)	2,352
(6,407)	465	2,901	Financial income (expenses), net	(5,942)	4,949

(426)	136	277	Equity in earnings of investments	(290)	688
(1,551)	12,372	15,060	Income before income taxes	10,821	29,837
(320)	(2,944)	(3,648)	Income tax and social contribution	(3,264)	(7,235)
(1,871)	9,428	11,412	Net income	7,557	22,602
			Net income attributable to:
(1,346)	9,214	10,943	Shareholders of Petrobras	7,868	21,928
(525)	214	469	Non-controlling interests	(311)	674
(1,871)	9,428	11,412		7,557	22,602

18

FINANCIAL HIGHLIGHTS

Balance Sheet Data – Consolidated

ASSETS	R$ million

	06.30.2012	12.31.2011

Current assets	116,321	118,369
Cash and cash equivalents	26,318	35,747
Marketable securities	19,668	16,808
Accounts receivable, net	22,875	22,053
Inventories	30,159	28,447
Recoverable taxes	11,884	10,051
Other current assets	5,417	5,263

Non-current assets	511,707	480,781
Long-term receivables	43,614	43,982
Accounts receivable, net	6,424	6,103
Marketable securities	6,291	5,747
Restricted deposits for legal proceedings and guarantees	3,129	2,955
Deferred tax assets	18,407	20,051
Advances to suppliers	5,911	5,892
Other long-term receivables	3,452	3,234
Investments	11,865	12,248
Property, plant and equipment, net	373,935	342,267
Intangible assets	82,293	82,284

Total assets	628,028	599,150

LIABILITIES	R$ million

	06.30.2012	12.31.2011
Current liabilities	62,912	68,212
Current debt	17,611	18,966
Trade accounts payable	23,058	22,252
Taxes and contributions	11,034	10,969
Dividends payable		3,878
Payroll and related charges	3,436	3,182
Employee's post-retirement benefits obligation - pension and health care	1,423	1,427
Other current liabilities	6,350	7,538
Non-current liabilities	226,227	198,714
Long-term debt	161,564	136,588
Deferred income tax and social contribution	34,821	33,268
Employee's post-retirement benefits obligation - pension and health care	17,918	16,653
Provision for decommissioning cost	8,829	8,839
Legal proceedings provisions	1,634	1,361
Other non-current liabilities	1,461	2,005
Shareholders' equity	338,889	332,224
Paid in capital	205,392	205,380
Reserves/Net income for the period	131,384	124,459
Non-controlling interests	2,113	2,385
Total liabilities and shareholders' equity	628,028	599,150

19

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million
				For the first half of
2Q-2012	1Q-2012	2Q-2011		2012	2011

(1,346)	9,214	10,943	Net income attributable to the shareholders of Petrobras	7,868	21,928
12,360	5,872	3,111	(+) Adjustments for:	18,232	4,827
5,317	4,749	4,022	Depreciation, depletion and amortization	10,066	7,560
7,146	(503)	(1,323)	Exchange variation, monetary and financial charges	6,643	(2,246)
(525)	213	469	Noncontrolling interest	(312)	674
426	(136)	(277)	Equity in earnings of investments	290	(688)
89	79	349	Losses (gains) on disposal of non-current assets	167	481
(537)	2,331	1,755	Deferred income and social contribution taxes, net	1,794	4,123
2,737	545	708	Dry hole costs	3,282	1,246
769	143	205	Impairment	912	369
(1,093)	(1,252)	(2,186)	Inventories	(2,345)	(6,461)
(682)	(164)	(970)	Accounts receivable	(845)	(2,119)
1,190	(479)	(112)	Trade accounts payable	710	2,061
539	733	329	Employee's post-retirement benefits obligation - Pension and Health Care	1,272	809
(1,826)	618	(268)	Taxes and contributions payable	(1,209)	(433)
(1,190)	(1,005)	410	Other assets and liabilities	(2,193)	(549)
11,014	15,086	14,054	(=) Net cash provided by operating activities	26,100	26,755
(20,175)	(17,318)	(18,867)	(-) Net cash used in investing activities	(37,494)	(28,184)
(19,521)	(16,577)	(15,090)	Investments in operating segments	(36,099)	(30,341)
(654)	(741)	(3,777)	Investments in marketable securities	(1,395)	2,157
(9,161)	(2,232)	(4,813)	(=) Net cash flow	(11,394)	(1,429)
(5,450)	6,441	(3,125)	(-) Net cash provided (used) in financing activities	992	6,610
7,627	14,514	6,639	Proceeds from borrowings	22,142	21,925
(7,204)	(3,590)	(4,390)	Repayment of principal	(10,794)	(6,441)
(1,925)	(2,342)	(1,352)	Repayment of interest	(4,267)	(3,021)
(4,010)	(2,162)	(4,034)	Dividends paid	(6,171)	(5,872)
62	21	12	Acquisition of noncontrolling interest	82	19
1,024	(52)	(532)	(+) Effect of exchange variation on cash and cash equivalents	973	(725)
(13,587)	4,157	(8,470)	(=) Net increase (decrease) in cash and cash equivalents in the period	(9,429)	4,456
39,904	35,747	42,342	Cash and cash equivalents at beginning of period	35,747	29,416
26,318	39,904	33,872	Cash and cash equivalents at the end of period	26,318	33,872

See the analysis of cash flow on page 15 – Liquidity and Capital Resources.

20

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment

	For the first half of 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Sales revenues	72,245	110,269	9,945	396	36,889	16,889		(112,452)	134,181
Intersegments	71,896	34,824	1,285	286	719	3,442		(112,452)
Third parties	349	75,445	8,660	110	36,170	13,447			134,181
Cost of sales	(31,351)	(123,146)	(7,883)	(422)	(33,614)	(13,151)		111,645	(97,922)
Gross profit	40,894	(12,877)	2,062	(26)	3,275	3,738		(807)	36,259
Income (expenses)	(5,876)	(4,192)	(1,039)	(118)	(2,010)	(1,355)	(4,733)	117	(19,206)
Selling, administrative and general expenses	(482)	(3,003)	(851)	(64)	(2,024)	(835)	(2,256)	117	(9,398)
Exploration costs	(4,198)					(229)			(4,427)
Research and development expenses	(425)	(179)	(27)	(38)	(2)		(278)		(949)
Taxes	(45)	(56)	(36)	(2)	(17)	(86)	(76)		(318)
Other operating income and expenses, net	(726)	(954)	(125)	(14)	33	(205)	(2,123)		(4,114)
Net income (loss) before financial results and income taxes	35,018	(17,069)	1,023	(144)	1,265	2,383	(4,733)	(690)	17,053
Financial income (expenses), net							(5,942)		(5,942)
Equity in earnings of investments	(2)	(364)	158	(62)	1	(11)	(10)		(290)
Income before income taxes	35,016	(17,433)	1,181	(206)	1,266	2,372	(10,685)	(690)	10,821
Income tax and social contribution	(11,906)	5,804	(348)	49	(430)	(1,271)	4,603	235	(3,264)
Net income	23,110	(11,629)	833	(157)	836	1,101	(6,082)	(455)	7,557
Net income attributable to:
Shareholders of Petrobras	23,117	(11,629)	793	(157)	836	1,032	(5,669)	(455)	7,868
Non-controlling interests	(7)		40			69	(413)		(311)
	23,110	(11,629)	833	(157)	836	1,101	(6,082)	(455)	7,557

	For the first half of 2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Sales revenues	59,128	94,774	7,542	241	34,898	13,477		(94,695)	115,365
Intersegments	58,873	30,621	1,062	200	624	3,315		(94,695)
Third parties	255	64,153	6,480	41	34,274	10,162			115,365
Cost of sales	(25,249)	(95,693)	(4,791)	(289)	(32,073)	(10,441)		93,035	(75,501)
Gross profit	33,879	(919)	2,751	(48)	2,825	3,036		(1,660)	39,864
Income (expenses)	(3,720)	(3,236)	(1,184)	(90)	(1,910)	(1,537)	(4,116)	129	(15,664)
Selling, administrative and general expenses	(402)	(2,504)	(876)	(56)	(1,863)	(752)	(1,923)	83	(8,293)
Exploration costs	(1,894)					(247)			(2,141)
Research and development expenses	(547)	(180)	(52)	(7)	(4)		(229)		(1,019)
Taxes	(34)	(40)	(33)		(24)	(86)	(137)		(354)
Other operating income and expenses, net	(843)	(512)	(223)	(27)	(19)	(452)	(1,827)	46	(3,857)
Net income (loss) before financial results and income taxes	30,159	(4,155)	1,567	(138)	915	1,499	(4,116)	(1,531)	24,200
Financial income (expenses), net							4,949		4,949
Equity in earnings of investments		357	238	42	2	48	1		688
Income before income taxes	30,159	(3,798)	1,805	(96)	917	1,547	834	(1,531)	29,837
Income tax and social contribution	(10,254)	1,413	(532)	47	(311)	(90)	1,972	520	(7,235)
Net income	19,905	(2,385)	1,273	(49)	606	1,457	2,806	(1,011)	22,602
Net income attributable to:
Shareholders of Petrobras	19,920	(2,374)	1,266	(49)	606	1,441	2,129	(1,011)	21,928
Non-controlling interests	(15)	(11)	7			16	677		674
	19,905	(2,385)	1,273	(49)	606	1,457	2,806	(1,011)	22,602

21

FINANCIAL HIGHLIGHTS

Consolidated EBITDA Statement by Segment

	For the first half of 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Income (loss) before financial results and income taxes	35,018	(17,069)	1,023	(144)	1,265	2,383	(4,733)	(690)	17,053
Depreciation, depletion and amortization	6,052	1,660	861	18	189	958	328		10,066
Impairment			1						1
EBITDA	41,070	(15,409)	1,885	(126)	1,454	3,341	(4,405)	(690)	27,120

Consolidated EBITDA Statement by Segment

	For the first half of 2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Income (loss) before financial results and income taxes	30,159	(4,155)	1,567	(138)	915	1,499	(4,116)	(1,531)	24,200
Depreciation, depletion and amortization	4,520	1,149	684	19	180	735	273		7,560
Impairment						4			4
EBITDA	34,679	(3,006)	2,251	(119)	1,095	2,238	(3,843)	(1,531)	31,764

Other Operating Income (Expenses) by Segment

	For the first half of 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Pension and healthcare plans							(1,015)		(1,015)
Allowance for marking inventory to market value	(16)	(312)		(16)		(567)			(911)
Losses from legal and administrative proceedings	(95)	(281)	(54)		(34)	(156)	(231)		(851)
Unscheduled stoppages and pre-operating expenses	(599)	(100)	(85)			(31)	(14)		(829)
Institutional relations and cultural projects	(37)	(40)	(6)		(42)	(16)	(551)		(692)
Expenses on security, environment and health	(22)	(95)	(3)			(23)	(117)		(260)
Operating expenses with thermoelectric power stations			(103)						(103)
Impairment			(1)						(1)
Government subsidies, incentives and donations	14	29	6			542			591
Expenditures/reimbursements from operations in E&P partnerships	146								146
Results from sales and write-off of assets	(12)	(66)	(3)		24	79	(2)		20
Other	(105)	(89)	124	2	85	(33)	(193)		(209)
	(726)	(954)	(125)	(14)	33	(205)	(2,123)		(4,114)

Other Operating Income (Expenses) by Segment

	For the first half of 2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Pension and healthcare plans							(782)		(782)
Allowance for marking inventory to market value	7	(135)		(19)		(112)			(259)
Losses from legal and administrative proceedings	(30)	(26)	(8)		(29)	(15)	(66)		(174)
Unscheduled stoppages and pre-operating expenses	(363)	(39)	(68)			(192)			(662)
Institutional relations and cultural projects	(28)	(23)	(4)		(37)	(2)	(473)		(567)
Expenses on security, environment and health	(39)	(56)	(4)			(66)	(147)		(312)
Operating expenses with thermoelectric power stations			(100)						(100)
Impairment						(4)			(4)
Government subsidies, incentives and donations	67	90	57						214
Expenditures/reimbursements from operations in E&P partnerships	(133)								(133)
Results from sales and write-off of assets	(38)	(10)	(48)			(82)	(61)		(239)
Other	(286)	(313)	(48)	(8)	47	21	(298)	46	(839)
	(843)	(512)	(223)	(27)	(19)	(452)	(1,827)	46	(3,857)

22

FINANCIAL HIGHLIGHTS

Consolidated Assets by Segment

	For the first half of 2012
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	281,840	173,021	54,285	2,367	14,946	37,501	78,234	(14,166)	628,028

Current assets	11,605	43,200	5,908	268	7,676	7,659	53,619	(13,614)	116,321
Non-current assets	270,235	129,821	48,377	2,099	7,270	29,842	24,615	(552)	511,707
Long-term receivables	8,503	8,558	3,232	35	1,344	4,751	17,743	(552)	43,614
Investments	56	5,851	2,225	1,542	34	1,955	202		11,865
Property, plant and equipment, net	185,300	115,102	42,167	522	5,088	19,981	5,775		373,935
Intangible assets	76,376	310	753		804	3,155	895		82,293

Consolidated Assets by Segment

	Year ended December 31, 2011
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets	264,701	158,185	51,857	2,419	14,791	36,439	85,024	(14,266)	599,150

Current assets	10,537	41,203	4,707	239	7,956	8,272	59,091	(13,636)	118,369
Non-current assets	254,164	116,982	47,150	2,180	6,835	28,167	25,933	(630)	480,781
Long-term receivables	7,766	7,910	3,050	32	1,243	5,465	19,146	(630)	43,982
Investments	23	6,306	2,160	1,612	84	1,873	190		12,248
Property, plant and equipment, net	169,833	102,473	41,208	536	4,709	17,842	5,666		342,267
Intangible assets	76,542	293	732		799	2,987	931		82,284

23

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Income Statement
(For the first half of 2012)

Sales revenues	5,017	8,628	545	4,802		(2,103)	16,889
Intersegments	3,546	1,959	33	7		(2,103)	3,442
Third parties	1,471	6,669	512	4,795			13,447

Net income (loss) before financial results and income taxes	2,867	(368)	59	70	(249)	4	2,383

Net income (loss) attributable to the shareholders of Petrobras	1,654	(365)	25	68	(354)	4	1,032

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER
Income Statement
(For the first half of 2011)

Sales revenues	3,891	7,007	454	3,993		(1,868)	13,477
Intersegments	3,139	1,993	34	28		(1,879)	3,315
Third parties	752	5,014	420	3,965		11	10,162

Net income (loss) before financial results and income taxes	1,555	161	84	35	(352)	16	1,499

Net income (loss) attributable to the shareholders of Petrobras	1,462	168	90	36	(331)	16	1,441

Consolidated Assets for International Segment

	International
	R$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS	DISTRIB.	CORP.	ELIMIN.	TOTAL
			&
			POWER

Total assets on June 30, 2012	28,768	6,576	1,550	2,059	3,148	(4,600)	37,501

Total assets on December 31, 2011	27,358	6,365	1,742	1,889	3,412	(4,327)	36,439

24

APPENDIX

1. Effect of the average cost on the cost of sales (R$ million)

The changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales of the period, because the products remains in inventory during an average of 60 days , fully occuring only on the next period. The estimated effects on the cost of sales are as follows:

	1Q-2012	2Q-2012	Δ (*)
Effect of the average cost on the cost of sales (R$ million)	622	484	(138)
( ) increase on the cost of sales

(*) Considering the changes on international prices at the moment of the inventory formation, as occurred in the first quarter of 2012, the cost of sales of the second quarter of 2012 was positively influenced by the realization of inventories purchased previously at lower costs.

2. Reconciliation of EBITDA

R$ million

					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011		2012	2011	2012 X 2011 (%)

5,282	11,771	(55)	11,882	Income (loss) before financial results and income taxes	17,053	24,200	(30)
5,317	4,749	12	4,022	Depreciation, depletion and amortization	10,066	7,560	33
	1	(100)	5	Impairment	1	4
10,599	16,521	(36)	15,909	EBITDA	27,120	31,764	(15)
16	25	(9)	26	EBITDA margin (%) [19]	20	28	(8)

______________________________

19    EBITDA margin equals EBITDA divided by sales revenues.

25

APPENDIX

TAXES AND PRODUCTION TAXES

3. Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured through the generation of current taxes and social contributions, amounted to R$35,394 million.

R$ million
					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011		2012	2011	2012 X 2011 (%)
				Economic Contribution - Brazil
9,124	9,254	(1)	8,696	Domestic Value-Added Tax (ICMS)	18,378	17,000	8
955	1,037	(8)	2,055	CIDE [20]	1,992	4,039	(51)
4,070	3,467	17	3,543	PIS/COFINS	7,537	6,946	9
(161)	2,389		3,713	Income Tax and Social Contribution	2,228	7,135	(69)
723	1,068	(32)	509	Others	1,791	1,230	46
14,711	17,215	(15)	18,516	Subtotal - Brazil	31,926	36,350	(12)
2,023	1,446	40	979	Economic Contribution - International	3,468	2,118	64
16,734	18,661	(10)	19,495	Total	35,394	38,468	(8)

4. Production Taxes

R$ million
					For the first half of
2Q-2012	1Q-2012	2Q12 X 1Q12 (%)	2Q-2011		2012	2011	2012 X 2011 (%)
				Brazil
3,497	3,629	(4)	3,123	Royalties	7,126	6,008	19
3,856	4,180	(8)	3,511	Special participation charges	8,036	6,712	20
39	38	3	34	Rental of areas	77	56	38
7,392	7,847	(6)	6,668	Subtotal - Brazil	15,239	12,776	19
223	219	2	164	International	442	314	41
7,615	8,066	(6)	6,832	Total	15,681	13,090	20

Brazilian production taxes decreased by 6% in the second quarter of 2012 compared to the first quarter of 2012, primarily due to the 1% decrease in the reference price for domestic oil, an average of R$189.07/bbl (U.S.$96.33/bbl) in the second quarter of 2012 compared to R$190.42/bbl (U.S.$107.74/bbl) in the first quarter of 2012, and due to the lower production of larger fields, which pay production taxes, in the period.

Brazilian production taxes increased by 19% in the first half of 2012 compared to the first half of 2011, due to the 17.2% increase in the reference price for domestic oil, an average of R$189.75/bbl (U.S.$101.74/bbl) in the first half of 2012 compared to R$161.83/bbl (U.S.$99.24/bbl) in the first half of 2011, and due to the increased progressive rates of special participation charges of the larger production fields in the period.

______________________________________________________________

20    CIDE - Contribution for Intervention in the Economic  Sector.

26

APPENDIX

5. Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange variations, which main exposure is the Real against the U.S. dollar. The balances of assets and liabilities in foreign exchange of subsidiaries and controlled companies outside of Brazil are not included on the exposure below, when transacted in currency equivalent to its respective functional currencies. On June 30 2012, the Company had a net liability position regarding foreign exchange exposure. Thus, the appreciation of the Real against the U.S. dollar generates an exchange variation income, while the depreciation of the Real generates an exchange variation expense.

The net exchange exposure increased from R$55,575 million on December 31, 2011 to R$82,782 million on June 30, 2012, due to the exchange depreciation, to the raising of funds and to the reduction of cash and cash equivalents.

ASSETS	R$ million

	06.30.2012	12.31.2011

Current assets	5,216	14,718
Cash and cash equivalents	1,289	6,284
Amounts invested abroad through subsidiaries
to be used in Brazil in commercial activities	2,125	6,677
Other current assets	1,802	1,757

Non-current assets	9,095	12,153
Amounts invested abroad through international
subsidiaries, in E&P equipment to be used in Brazil and in commercial activities	7,585	10,427
Other non-current assets	1,510	1,726

Total assets	14,311	26,871

LIABILITIES	R$ million

	06.30.2012	12.31.2011

Current liabilities	(17,798)	(19,853)
Current debt	(4,954)	(6,277)
Trade accounts payable	(5,210)	(5,882)
Amounts derived from abroad through
subsidiaries to be used in Brazil	(6,895)	(7,463)
Other current liabilities	(739)	(231)

Long-term liabilities	(53,341)	(36,885)
Long-term debt	(38,043)	(35,746)
Amounts derived from abroad through
subsidiaries to be used in Brazil	(14,959)	(882)
Other long-term liabilities	(339)	(257)

Total liabilities	(71,139)	(56,738)

(-) FINAME Loans - in Reais indexed to U.S. dollar		(12)
(-) BNDES Loans - in Reais indexed to U.S. dollar	(28,615)	(26,621)

Net assets (liabilities) in Reais	(85,443)	(56,500)
Net Derivatives (notional value contracted)	2,661	925

Net Exposure	(82,782)	(55,575)

27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.